UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2019

MOGULREIT I, LLC

(Exact name of issue as specified in its charter)

Delaware	32‑0487554
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10780 Santa Monica Blvd, Suite 140
Los Angeles, CA	90025
(Full mailing address of	(Zip code)
principal executive offices)

(877) 781‑7153

(Issuer’s telephone number, including area code)

Item 1.Management’s Discussion and Analysis of Financial Condition and Results of Operations

An investment in our common shares involves substantial risks.  You should carefully consider the risk factors in addition to the other information contained in our offering circular before purchasing shares. The occurrence of the stated risks might cause you to lose a significant part, or all, of your investment.  The risks and uncertainties discussed in the offering circular are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition.  Some statements in this semiannual report constitute forward-looking statements.  These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from those expressed or implied by these forward-looking statements, and you are cautioned not to place undue reliance on any forward-looking statements included in this semiannual report.    Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Operating Results

Overview

MogulREIT I, LLC is a Delaware limited liability company formed on March 2, 2016, to invest in and manage a diversified portfolio of commercial real estate investments, including loans, equity in commercial real estate ventures and other real estate related assets.  The use of the terms “MogulREIT I” the “Company” “we” “us” or “our” in this semiannual report refer to MogulREIT I, LLC, unless the context indicates otherwise.  We are externally managed by RM Adviser, LLC, (our “Manager”), which is an investment adviser registered with the Securities and Exchange Commission (“SEC”) and an affiliate of our sponsor, RM Sponsor, LLC (“Sponsor”). Our Manager and our Sponsor are each wholly-owned subsidiaries of Realty Mogul, Co. Our Manager manages our day-to-day operations. Our affiliate, RM Technologies, LLC, operates an online investment platform, www.realtymogul.com.  On August 12, 2016, our offering up to $50,000,000 in common shares, which represent limited liability interests in our Company (the “Offering”) was qualified by the Securities and Exchange Commission (“SEC”), and we  commenced operations on August 15, 2016. We commenced a follow-on offering (the “Follow-On Offering,” and together with the Offering, the “Offerings”), which was qualified by the SEC on May7, 2019, and such shares are being offered exclusively through the aforementioned platform.

Pursuant to the Follow-On  Offering, we are offering up to  $35,696,040 in our common shares.  As of June 30, 2019, we had raised total gross offering proceeds of approximately $53 million from settled subscriptions and issued an aggregate of 5,306,103 common shares, including shares from our Sponsor, in an amount of 250 common shares for an aggregate purchase price of $2,500.  Assuming the settlement of all subscriptions received as of June 30, 2019,  3,263,501 of our common shares remained available for sale pursuant to the Follow-On Offering.  We intend to use substantially all the net proceeds from the Offerings (after payment and reimbursement of offering expenses, and related administrative fees) to invest in and manage a diverse portfolio of commercial real estate investments, including loans and equity in commercial real estate ventures and other real estate related assets.

Results of Operations

We commenced operations on August 15, 2016, upon receiving qualification of the Offering from the SEC, and our Follow-On offering was qualified on May 7, 2019. Our financial statements are presented for the six months ended June 30, 2019, resulting in approximately $2.1 million of net income, which was primarily attributable to interest and preferred return income less asset management and general and administrative expenses over the operating period.

Sources of Operating Revenues and Cash Flows

We generate operating revenues from interest income and preferred return income on our investments, which we receive monthly in arrears. Our investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes.  All the investments we have made to date have been in domestic commercial real estate assets with similar economic characteristics, and we evaluate the performance of all our investments using similar criteria.

Revenue

For the six months ended June 30, 2019, we had revenues of approximately $2.9 million compared to revenues of approximately $1.7 million  for the six months ended June 30, 2018.  The increase in net income over the comparable prior period was due to an increase in interest income given the higher investment balance during the operating period as well as rental income related to our equity investments.

Expenses

For the six months ended June 30, 2019, we incurred expenses of approximately $759,000, which include asset management fees,  third-party professional fees, servicing fees, and general and administrative expenses associated with running our business as well as other property-level expenses related to our equity investment.    For the six months ended June 30, 2018, we incurred expenses of approximately $336,000, which includes asset management fees,  third-party professional fees, servicing fees, and general and administrative expenses associated with running our business.

Distributions

We are under no obligation to make distributions at this time, but we have in the past, and expect in the future to declare and pay monthly distributions.  Our investors generally begin receiving distributions immediately upon our acceptance of their subscription; we expect to authorize and declare distributions based on monthly record dates.

On September 27, 2016, we declared our first distribution to shareholders of record as of the close of business on September 30, 2016.  Our Manager has declared monthly distributions thereafter, for shareholders of record as of the close of business on the last day of each month through June 30, 2019, as shown in the table below:

Record Date	Date of Declaration	Payment Date (1)	Monthly Cash Distribution Amount per Share	Annualized Yield
09/30/16	09/27/16	10/14/16	$0.1000	8.0	%(2)
11/30/16	11/23/16	12/14/16	$0.1333	8.0	%(2)
12/31/16	11/23/16	01/16/17	$0.0667	8.0	%(2)
01/31/17	01/04/17	02/17/17	$0.0667	8.0	%(2)
02/28/17	02/02/17	03/15/17	$0.0667	8.0	%(2)
03/31/17	03/07/17	04/14/17	$0.0667	8.0	%(2)
04/30/17	03/31/17	05/15/17	$0.0667	8.0	%(2)
05/31/17	05/12/17	06/15/17	$0.0667	8.0	%(2)
06/30/17	06/12/17	07/14/17	$0.0667	8.0	%(2)
07/31/17	07/05/17	08/15/17	$0.0667	8.0	%(2)
08/31/17	07/19/17	09/15/17	$0.0667	8.0	%(2)
09/30/17	09/19/17	10/15/17	$0.0667	8.0	%(2)
10/31/17	10/16/17	11/14/17	$0.0653	8.0	%(3)
11/30/17	11/15/17	12/14/17	$0.0653	8.0	%(3)
12/31/17	12/19/17	1/12/18	$0.0653	8.0	%(3)
1/31/18	1/30/18	2/15/18	$0.0655	8.0	%(2)
2/28/18	2/23/18	3/14/18	$0.0655	8.0	%(2)
3/31/18	3/21/18	4/16/18	$0.0655	8.0	%(2)
4/30/18	04/02/18	5/15/18	$0.0653	8.0	%(2)
5/31/18	5/22/18	6/14/18	$0.0653	8.0	%(3)
6/30/18	6/19/18	7/13/18	$0.0653	8.0	%(3)
7/31/18	7/25/18	8/15/18	$0.0647	8.0	%(4)
8/31/18	8/22/18	9/15/18	$0.0647	8.0	%(4)
9/30/18	9/24/18	10/15/18	$0.0647	8.0	%(4)
10/31/18	10/22/18	11/15/18	$0.0647	8.0	%(4)
11/30/18	11/19/18	12/15/18	$0.0647	8.0	%(4)
12/31/18	12/14/18	1/15/19	$0.0647	8.0	%(4)
12/31/18	12/27/18	1/15/19	$0.0667	8.25	%(5)

Beginning January 1, 2019, the Manager calculates distributions on a daily basis.

Record Date	Date of Declaration	Payment Date (1)	Daily Cash Distribution Amount per Share	Annualized Yield
1/31/19	1/24/19	2/15/19	$0.0022	8.24	%(6)
2/28/19	2/19/19	3/15/19	$0.0022	8.24	%(6)
3/31/19	3/19/19	4/15/19	$0.0022	8.24	%(6)
4/30/19	4/29/19	5/15/19	$0.0022	8.21	%(7)
5/31/19	5/30/19	6/15/19	$0.0022	8.21	%(7)
6/30/19	6/25/19	7/15/19	$0.0022	8.21	%(7)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.
(2)

Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.82 per share NAV and an annual yield of approximately 7.80% assuming a $10.00 per share purchase price.

(3)

Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.80 per share NAV and an annual yield of approximately 7.84% assuming a $10.00 per share purchase price.

(4)

Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.70 per share NAV and an annual yield of 7.86%, assuming a $10.00 per share purchase price.

(5)

Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.70 per share NAV and an annual yield of 7.76%, assuming a $10.00 per share purchase price. On December 20, 2018, our Manager authorized an increase in the case distribution previously declared on December 14, 2018 to $0.0667 per share to shareholders of record as of December 31. 2018.

(6)

Distribution amount per share is calculated on a daily basis as opposed to monthly basis. Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.71 per share NAV and an annual yield of 8.00%, assuming a $10.00 per share purchase price.

(7)

Distribution amount per share is calculated on a daily basis as opposed to on a monthly basis. Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.75 per share NAV and an annual yield of 8.00%, assuming a $10.00 per share purchase price.

For the six months ended June 30, 2019, we have made cash distributions to our shareholders totaling approximately $2 million. Our distributions for the six months ended June 30, 2019, including shares issued pursuant to our distribution reinvestment plan, were fully funded by cash flows from operations.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses.  Our capital sources may include net proceeds from our Offering, cash flows from operations and borrowings under credit facilities.

We are dependent upon the net proceeds from our Offering to conduct our operations.  We currently obtain the capital required to invest in and manage a diversified portfolio of commercial real estate investments and conduct our operations primarily from the proceeds of our Offering and from any undistributed funds from our operations.  As of June 30, 2019,  there were 17 assets in MogulREIT I, we had approximately $49 million in capital investments,  and had approximately $1.9 million in cash,  which includes approximately $356,000 of operating cash from our equity investment.  We anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments as well as our operational costs.

If we are unable to fully raise $35,696,040 from the sale of our common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make, and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses.  Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

Borrowings

For further details, please see “Note 6 - Related Party Borrowings” in Item 3 “Financial Statements” below.

Cash Flow

The following presents our cash flows for the six months ended, June 30, 2019 (in thousands):

For the six months ended June 30, 2019
Operating activities:	$(770)
Investing activities:	(9,961)
Financing activities:	11,686
Net change in cash and cash equivalents	955
Cash and cash equivalents, beginning of period	929
Cash and cash equivalents, end of period	$1,884

Net cash used in operating activities was approximately $0.8 million related to interest income and preferred return income generated from our new investments.

Net cash used in investing activities was approximately $10 million related to the acquisition of our new investments during the six months ended June 30, 2019, offset by the sale of two of our assets, along with scheduled repayments.

Net cash provided by financing activities was approximately $11.7 million related to proceeds from the issuance of common shares pursuant to the Offering and the mortgage debt for our equity investment, net of distributions paid and repayments to our Manager for deferred offering costs.

Outlook and Recent Trends

Since inception of MogulREIT I, we have focused on two key objectives: paying attractive and consistent cash distributions and preserving, protecting and returning initial capital contributions.  At a macro level, this strategy is not changing.  To date, the majority of the portfolio has been invested in fixed income type of investments including senior loans, b-notes, preferred equity and mezzanine debt.  As a result of these structures, we have not had any opportunity to participate in any upside or appreciation in any of the underlying properties – we have historically strictly been paid a fixed, monthly interest payment from our borrowers and sponsors.  Further to this decision, there has been no opportunity for our NAV, to increase.  This was intentional since inception of the REIT.

As we start to see several of our investments look to refinance to cheaper capital due to low interest rates, we are working to redeploy that capital into new investments with the opportunity to participate in the upside appreciation of the underlying real estate and move our Net Asset Value, or NAV, over time.  For these investments, we are targeting joint venture equity and direct acquisitions of real property.  To continue to focus on our key objective of paying attractive and consistent cash distributions, we are targeting existing assets with strong tenant bases and high occupancy where we expect there to be consistent income.  We are actively looking in markets that had sustained occupancy from tenants during the 2008 recession.

MACRO OVERVIEW

In Q2, economic indicators remain positive, and the consensus appears to suggest that there is more economic expansion in the U.S.  We are, however, aware that there are multiple global risks that may disrupt growth, including a potential trade war, increasing domestic political tension and civil unrest abroad, among others.  We are watching these risks closely and including a potential event in our strategic thinking.

GDP GROWTH

Though we believe the U.S. economy is in the late stages of recovery, we continue to believe that there will be moderated economic expansion.  According to the ULI real estate economic forecast, a survey of leading real estate economists, GDP growth is forecast at 2.3% in 2019 and 1.8% in 2020.  The second quarter of 2019 is in line with this forecast with a 2.1% increase in GDP.  As a point of reference, 2018 ended with real GDP growth of 2.2%.

EMPLOYMENT GROWTH

In April 2019, unemployment rates were at their lowest levels in over two decades, at 3.6%, and they have increased minimally to 3.7% as of June 2019.  We believe this is one of the most important macroeconomic factors for real estate and one of the foundations of our cautiously optimistic near-term outlook.  In addition to continued reduction in unemployment, real average hourly earnings increased 1.5%, seasonally adjusted from June 2018 to June 2019, an indicator that consumers are starting to capture the benefit of the growing economy.

IMPACT OF MONETARY POLICY

While GDP growth, a decline in unemployment and wage growth are all indicators of a strong and thriving economy, the monetary policy from the federal reserve has been tempering even further economic success.  The Fed raised rates once in 2016, three times in 2017, and four times in 2018, by 0.25 percentage points each time, leading to a Federal Funds Rate of 2.4% as of June 30, 2019. In July 2019, however, the Fed, citing “weak global growth, trade policy uncertainty, and muted inflation”, issued a rate cut of 0.25 percentage points, bringing the Federal Funds Rate down to 2.25%.

While interest rates have risen since their low point in 2015 when they were effectively zero, interest rates remain at relatively low rates compared to the last 40 years.  As it relates to MogulREIT I and the composition of some of the high-yield fixed income investments in our portfolio, these still historically low interest rates create a strong incentive for our borrowers and sponsors to refinance out of high-yielding preferred equity and mezzanine debt as soon as their projects are stabilized and qualify for longer term, fixed-rate financing.  As it follows, a low interest rate environment may also hinder our ability to originate new high-yielding debt.

INVESTMENT STRATEGY

As mentioned above, as we start to see several of our investments look to refinance to cheaper capital due to low interest rates,  we are looking to redeploy this capital into joint venture equity and direct acquisitions of real property.  To continue to focus on our key objective of paying attractive and consistent cash distributions, we are targeting existing assets with strong tenant bases and high occupancy where we expect there to be consistent income.  We are actively looking in markets that had sustained occupancy from tenants during the 2008 recession.

In Q2 2019, we moved to implement this strategy.  We have historically originated loans/fixed income investments for value-add assets, which typically have two to four-year business plans. These investments are typically shorter term and we were able to charge high interest rates due to the transitional nature of the underlying assets. With this model, the borrowers are incentivized to pay off the investments as soon as they complete their business plans. We are excited that in June and July alone, we had a total of four asset payoffs, the majority of which were earlier than expected due to execution and completion of our borrowers’ business plans or favorable sales opportunities.  As a result of these payoffs, we were able to close our first joint venture equity investment in MogulREIT I, La Privada Apartments in El Paso, Texas.

We chose El Paso to launch our first joint venture equity investment as it is a growing, opportunistic city with good downside protection.  Per Greysteel’s Q2 2019 report, El Paso is the 18th most populous city in the United States, with a strong demographic due to Fort Bliss, one of the nation’s largest Army bases, and University of Texas – El Paso, which has over 25,000 students.  For multifamily properties, while rent growth is 60% below the national average, rent gains have averaged 3.3% in 2018 and 2.5% in 2019, and average vacancy has dropped from 10% in 2016 to 7.0% in 2019.  Notably, El Paso held up well through the previous recession, with cumulative job losses of less than 3%.  Many back-office jobs, specifically call centers, have recently been added in El Paso due to the large bilingual population, and annual job growth has ranged between 2.5% and 3.0% since 2016.  As we look to the future of MogulREIT I, we believe that La Privada meets the long-term strategy of the REIT by offering strong risk mitigants for any market correction along with income and solid growth potential.

On the topic of risk mitigation, especially given the Fed’s interest rate pullback, which is often seen as an indication that the Fed believes the economy requires a boost, we are constantly assessing market conditions to dictate REIT strategy.  Even though many fundamentals are strong, we continue to have an inverted yield curve with a widening spread, which has historically been a predictor of an impending market correction, and the current length of this recovery is longer than historical recoveries.  We want to be prepared and we want to be in a position to hold onto real estate assets through the cycle.  We believe La Privada to be one of these assets, and we will seek to acquire similar, market resilient assets going forward.

Critical Accounting Policies

The preparation of financial statements in accordance with Generally Accepted Accounting Principles requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our management’s experience, our historical experience, the experience of our Manager’s affiliates, and the industry.  We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results.  Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain.  These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods.  With different estimates or assumptions, materially different amounts could be reported in our financial statements.  Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Please refer to “Note 2 — Summary of Significant Accounting Policies,” in Item 3. “Financial Statements” contained in this report, for a more thorough discussion of our accounting policies and procedures.

Off-Balance Sheet Arrangements

As of June 30, 2019, we had no off-balance sheet arrangements.

Related Party Arrangements

For further details, please see “Note 7 ─ Related Party Arrangements” in Item 3 “Financial Statements” below.

Item 2.Other Information

None.

Item 3. Financial Statements

MogulREIT I, LLC

MogulREIT I, LLC

Consolidated Balance Sheets

As of June 30, 2019  (unaudited) and December 31, 2018 (audited)

(Amounts in thousands, except share and per share data)

	As of	As of
	June 30, 2019	December 31, 2018
ASSETS
Real estate investments, at cost
Land	$2,550	$-
Building and improvements	9,591	-
Total real estate investments, at cost	12,141	-
Less accumulated depreciation	(132)	-
Real estate investments, net	12,009	-
Real estate debt investments	44,244	46,424
Cash and cash equivalents	1,884	929
Shareholder funds receivable	35	263
Deferred offering costs, net of accumulated amortization of $1,438 and $1,287	50	142
Escrow, deposits and other assets	2,358	-
Prepaid expenses	59	-
Interest receivable	459	422
Other receivables	1,251	11
Total Assets	$62,349	$48,191

LIABILITIES AND MEMBERS' EQUITY
Liabilities:
Accounts payable and accrued expenses	$412	$150
Deferred offering costs payable	80	89
Mortgage payable, net of deferred financing costs of $196	9,874	-
Loans payable related party	1,000	1,000
Dividends payable	343	320
Settling subscriptions payable	453	278
Other liabilities	140	104
Total liabilities	12,302	1,941
Members' Equity
Common Shares, $10 per share; unlimited shares authorized; 5,306,103 and 5,134,015
shares issued and outstanding, net of offering costs	49,937	46,227
Retained earnings	110	23
Total Members' Equity	50,047	46,250

Total Liabilities and Members' Equity	$62,349	$48,191

The accompanying notes  are an integral part of these consolidated financial statements.

MogulREIT I, LLC

Consolidated Statements of Operations

For the Six Months Ended June 30, 2019 (unaudited) and June 30, 2018 (unaudited)

(Amounts in thousands)

	For the six months ended	For the six months ended
	June 30,	June 30,
	2019	2018
Revenues
Interest and preferred return income	$2,686	$1,735
Rent income	172	-
Total Revenues	2,858	1,735

Expenses
Asset management fees	253	174
Depreciation and amortization	133	-
Real estate operating expenses	103	-
Professional Fee	108	69
Servicing Fee	94	52
General and administrative expenses	68	42
Other expenses	-	(1)
Total expenses	759	336

Operating income	2,099	1,399

Other income and expenses
Interest expense	(55)	-
Other income (loss)	10	-

Net income	$2,054	$1,399

The accompanying notes  are an integral part of these consolidated financial statements.

MogulREIT I, LLC

Consolidated Statement of Members’ Equity

For the Six Months Ended June 30, 2019 (unaudited)

(Amounts in thousands, except share and per share data)

	Common Shares			Total
			Retained	Shareholders'
	Shares	Amount	Earnings (Deficit)	Equity

Balance as of December 31, 2018	4,750,632	$46,227	$23	$46,250
Proceeds from issuance of common shares	491,484	4,915	-	4,915
Shareholder funds receivable	3,500	35	-	35
Amortization of deferred offering costs	-	(151)		(151)
Repurchase of common shares	(111,601)	(1,089)	-	(1,089)
Dividends declared on common shares	-	-	(1,967)	(1,967)
Net income	-	-	2,054	2,054
Balance as of June 30, 2019	5,134,015	$49,937	$110	$50,047

The accompanying notes  are an integral part of these consolidated financial statements.

MogulREIT I, LLC

Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2019 (unaudited) and  June 30, 2018 (unaudited)

(Amounts in thousands)

	For the six	For the six
	months ended	months ended
	June 30,	June 30,
	2019	2018
OPERATING ACTIVITIES:
Net income	$2,054	$1,399
Adjustments to reconcile net income to cash flow from operating activities
Depreciation and amortization	133	-
Net change in other assets	(2,158)	-
Net change in interest receivable	(37)	(68)
Net change in accounts payable, accrued expenses and other liabilities	272	(57)
Net change in asset management fee payable	5	(75)
Net change in prepaid expenses	(59)	5
Net change in other receivables	(980)	238
Net cash provided by (used in) operating activities	(770)	1,442
INVESTING ACTIVITIES:
Investment in debt related investments	(915)	(10,625)
Purchase of real estate	(12,141)	-
Repayment of debt related investments	3,095	1,681
Increase in capitalized costs	-	(36)
Net cash used in investing activities	(9,961)	(8,980)
FINANCING ACTIVITIES:
Deferred offering costs paid	(68)	(1,125)
Proceeds from the issuance of common shares	4,915	8,083
Payment of cash dividends	(1,944)	(1,339)
Payment of debt costs	(198)	-
Repurchase of common shares	(1,089)	(30)
Proceeds from the issuance of debt	10,070	300
Repayment of debt	-	(300)
Net cash provided by financing activities	11,686	5,589

Net change in cash and cash equivalents	955	(1,949)
Cash and cash equivalents, beginning of period	929	5,088
Cash and cash equivalents, end of period	$1,884	$3,139

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITY:

Shareholder funds receivable	$35	$128
Change in deferred offering costs payable	$(9)	$(910)
Dividends declared but not paid	$23	$54
Settling subscriptions payable	$174	$-

The accompanying notes  are an integral part of these consolidated financial statements.

MogulREIT I, LLC

Notes to Consolidated Financial Statements

June 30, 2019

(unaudited)

Note 1 - Organization and nature of operation

The consolidated financial statements include MogulREIT I, LLC and its wholly-owned subsidiaries, Realty Mogul 83, LLC (“RM83”) and RM La Privada, LLC (“La Privada”).

MogulREIT I, LLC is a Delaware limited liability company formed on March 2, 2016 to invest in and manage a diversified portfolio of commercial real estate investments, including loans, equity in commercial real estate ventures and other real estate related assets. RM83, a Delaware limited liability company, organized in June 2017, is a special purpose entity that holds, directly or indirectly, investments in real estate related assets. La Privada, a Delaware limited liability company, organized in May 2019, is a special purpose entity that holds investments in real estate related assets. The use of the terms “MogulREIT I”, the “Company”, “we”, “us”, or “our” in this semiannual report refer to MogulREIT I, LLC and its subsidiaries collectively, unless the context indicates otherwise.

The Company is externally managed by RM Adviser, LLC (“Manager”), which is an affiliate of the Company’s sponsor, RM Sponsor, LLC (“Sponsor”). Our Manager and our Sponsor are each wholly-owned subsidiaries of Realty Mogul, Co. Our Manager is an investment adviser registered with the Securities and Exchange Commission (“SEC”).

The Company’s investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments the Company has made to date have been in domestic commercial real estate assets with similar economic characteristics, and the Company evaluates the performance of all its investments using similar criterion.

We elected to be taxed and currently qualify as a real estate investment trust (“REIT”) for  U.S. federal income tax purposes beginning with our year ended December 31, 2016.  We hold substantially all our assets directly, and as of the date of these consolidated financial statements have not established an operating partnership or any taxable REIT subsidiary or qualified REIT subsidiary.

Pursuant to the Form 1-A filed with the SEC with respect to our first offering (the “Offering”) of up to $50 million and a second offering (the “Follow-On Offering”) of up to $35,696,040 in common shares,  the purchase price for all shares was $10.00 per share as of June 30, 2019. The Offering and the Follow-On Offering were qualified by the SEC on August 12, 2016 and May 7, 2019, respectively. As of June 30, 2019, the Company has issued 5,306,103 shares, including shares from our Sponsor, in an amount of 250 common shares for an aggregate purchase price of $2,500. The Manager has the authority to issue an unlimited number of common shares.

Note 2 - Summary of significant accounting policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated balance sheets, statements of operations, statement of members’ equity, statements of cash flows and related notes to the consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company has adopted a calendar year basis of reporting.

GAAP requires any subsidiaries or affiliates under common control to be consolidated. The consolidated financial statements of the Company include its wholly-owned subsidiaries, RM83 and La Privada.

All significant intercompany balances and transactions are eliminated in consolidation.

MogulREIT I, LLC

Notes to Consolidated Financial Statements

June 30, 2019

(unaudited)

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. These consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in the Company’s Form 1-K for the fiscal year ended December 31, 2018, which was filed with the SEC on April 24, 2019.

Reclassification of Prior Year Presentation

Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported consolidated statements of operations.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual events and results could differ from those assumptions and estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits. Cash and cash equivalents are carried at cost which approximates fair value.

Shareholder Funds Receivable

Shareholder funds receivable consists of shares that have been issued with subscriptions that have not yet settled. As of June 30, 2019 and December 31, 2018, there was approximately $35,000 and $263,000, respectively, in subscriptions that had not settled. These funds settled subsequent to June 30, 2019 and December 31, 2018, respectively. Shareholder funds receivable are carried at cost which approximates fair value.

Settling Subscriptions Payable

Share repurchases initiated in June 2019 and settled at the beginning of July 2019 will be recorded on the consolidated balance sheet as Settling Subscriptions Payable as of June 30, 2019.

Concentration of Credit Risk

At times, our cash may exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Organizational, Offering and Related Costs

Organizational and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the

MogulREIT I, LLC

Notes to Consolidated Financial Statements

June 30, 2019

(unaudited)

filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

The Company expenses organizational costs as incurred and offering costs, when incurred, will be deferred and charged to additional paid-in capital. The deferred offering costs will be charged against the gross proceeds of the Offering when received or written off in the event that the Offering is not successfully completed.

As of June 30, 2019 and December 31, 2018, the Manager had incurred offering costs of $1,487,000 and $1,428,000, respectively, on behalf of the Company, including legal fees of $250,000. As of June 30, 2019 and December 31, 2018, $1,437,514 and $1,287,000, respectively, of offering costs had been amortized and were included in the consolidated statement of members’ equity.  Deferred offering costs are amortized in proportion to the offering proceeds received over the offering proceeds expected to be received.

Commercial Real Estate Debt Investments

Our commercial real estate debt investments are generally classified as held to maturity as we have both the intent and the ability to hold these investments to maturity and, accordingly, are carried at cost, net of unamortized loan fees, premium, discount and unfunded commitments. We review our debt related investments on a monthly basis, or more frequently when such an evaluation is needed, to determine if an impairment exists. A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Codification ("ASC") Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

Commercial real estate debt investments that are deemed to be impaired are carried at amortized cost less a loan reserve, if deemed appropriate, which approximates fair value.

We have certain investments that are legally structured as equity investments with rights to receive preferred economic returns. We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

As of June 30, 2019 and December 31, 2018, none of our debt related investments were considered impaired, and no impairment charges were recorded in the consolidated financial statements. We had invested in 16 debt related investments as of June 30, 2019. The following table describes our debt investment activity for the period January 1, 2019 through June 30, 2019:

MogulREIT I, LLC

Notes to Consolidated Financial Statements

June 30, 2019

(unaudited)

For the Six Months Ended June 30, 2019
Investments in Debt:	(amounts in thousands)
Balance at beginning of period	$46,424
Investments	915
Principal repayments	(3,095)
Amortization of deferred fees, costs and discounts/premiums	-
Balance as of June 30, 2019	$44,244

Income Taxes

The Company has elected to be taxed, and currently qualifies, as a REIT for federal income tax purposes. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its shareholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements, and no gross deferred tax assets or liabilities have been recorded as of June 30, 2019 or December 31, 2018.

For the six months ended June 30, 2019, and for the year ended December 31, 2018, $1,967,467 and $3,113,717, respectively, in distributions have been made to shareholders, which were classified for tax purposes as ordinary income. The Company expects its distributions to be characterized for federal income tax purposes as (i) ordinary income, (ii) non-taxable return of capital, or (iii) long-term capital gain. Distributions that exceed current or accumulated taxable earnings and profits constitute a return of capital for tax purposes and reduce the shareholders’ basis in the common shares. To the extent that distributions exceed both current and accumulated earnings and profits and the shareholders’ basis in the common shares, they will generally be treated as a gain or loss upon the sale or exchange of our shareholders’ common shares. We will report the taxability of such distributions in information returns that will be provided to our shareholders and filed with the Internal Revenue Service in the year following such distributions. This information will be provided annually beginning in the first year that distributions occur.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Interest income is recognized on an accrual basis and any related premium, discount, or origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on mezzanine loans classified as held to maturity and investments in preferred equity that are accounted for using the cost method if the terms of the equity investment includes terms that are similar to interest on a debt instrument. As of June 30, 2019, no amortization of premium, discount, or origination costs or fees have been recognized.

Rental income is recognized as rentals become due. Rental payments received in advance are deferred until earned. All leases between the Company and tenants of the property are operating leases and are one year or less.

MogulREIT I, LLC

Notes to Consolidated Financial Statements

June 30, 2019

(unaudited)

Purchase Accounting for Acquisitions of Real Estate

The Company adopted the provisions of Accounting Standards Update 2017-01, which provides that if substantially all the fair value of the gross assets is concentrated in any individual asset, the acquisition is treated as an asset acquisition as opposed to a business combination.  Under an asset acquisition, costs directly related to the acquisition are capitalized as part of the purchase consideration.   The purchase consideration includes cash paid, the fair value of equity or other assets issued, and the fair value of any assumed debt.  The Company assesses the fair value of assumed debt based on estimated cash flow projections that utilize appropriate discount rates and available market information. Such inputs are categorized as Level 3 in the fair value hierarchy.  The difference between the fair value and the stated principal of assumed debt is amortized using the effective interest method basis over the terms of the respective debt obligation.

The fair value of the purchase consideration is then allocated based on the relative fair value of the assets including land, buildings, site improvements and intangible assets including in-place leases at the acquisition date.  The Company estimates the fair value of the assets using market-based, cost-based, and income-based valuation techniques.

Accounting for Long-Lived Assets and Impairment of Real Estate Owned

The Company reviews its real estate portfolio on a quarterly basis to ascertain if there are any indicators of impairment to the value of any of its real estate assets, including deferred costs and intangibles, to determine if there is any need for an impairment charge. In reviewing the portfolio, the Company examines one or more of the following: the type of asset, the current financial statements or other available financial information of the asset, and the economic situation in the area in which the asset is located. For each real estate asset owned for which indicators of impairment exist, management performs a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset to its carrying amount. If the aggregate undiscounted cash flows are less than the asset's carrying amount, an impairment loss is recorded to the extent that the estimated fair value is less than the asset's carrying amount. The estimated fair value is determined using a discounted cash flow model of the expected future cash flows through the useful life of the property. The analysis includes an estimate of the future cash flows that are expected to result from the real estate investment's use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, the effects of leasing demand, competition and other factors.

Depreciation and Amortization

Depreciation of assets is computed on the straight-line method over the estimated useful life of the asset.  Depreciation of buildings is computed on the straight-line method over an estimated useful life of 30 years.  Site improvements and certain building improvements are depreciated on the straight-line method over an estimated useful life of 10 years and depreciation of furniture, fixtures and equipment is computed on the straight-line method over an estimated useful life of 5 years.  Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred.  Depreciation expense amounted to $133,299 for the six months ended June 30, 2019.

Deferred Financing Costs

Mortgage costs are deferred and amortized using the straight-line method, which management does not believe is materially different than the effective interest rate method, over the terms of the respective debt obligations. At June 30, 2019, deferred financing costs amounted to $198,012, net of accumulated amortization of $1,650.  The Company presents unamortized deferred financing costs as a direct deduction from the carrying amount of the related debt liability.

MogulREIT I, LLC

Notes to Consolidated Financial Statements

June 30, 2019

(unaudited)

Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Note 3 – Real Estate Debt Investments

 The following table presents the Company’s investments in real estate debt related assets, as of June 30, 2019:

					Allocation
		Original		Average	by
		Principal Amount	Carrying	Investment	Investment
Asset Type	Number	or Cost	Value	Return	Type
Mezzanine Loan	5	$12,874	$12,708	11.65%	28.96%
Preferred Equity	6	14,200	13,245	12.20%	31.95%
Subordinated Loan	1	1,500	1,500	14.00%	3.37%
Bridge Loan	3	12,275	13,190	8.44%	27.62%
Second Secured Mortgage	1	3,600	3,600	13.39%	8.10%
Balance as of June 30, 2019	16	$44,449	$44,244	11.08%	100.00%

MogulREIT I, LLC

Notes to Consolidated Financial Statements

June 30, 2019

(unaudited)

The following table presents the Company’s investments in real estate assets, as of December 31, 2018.

					Allocation
				Average	by
		Principal Amount	Carrying	Investment	Investment
Asset Type	Number	or Cost	Value	Return	Type
Mezzanine Loan	5	$12,874	$12,874	11.66%	27.28%
Preferred Equity	8	16,950	16,175	12.05%	35.91%
Subordinated Loan	1	1,500	1,500	14.00%	3.18%
Bridge Loan	3	12,275	12,275	8.41%	26.01%
Second Secured Mortgage	1	3,600	3,600	13.31%	7.63%
Balance as of December 31, 2018	18	$47,199	$46,424	11.14%	100.00%

Credit Quality Monitoring

The Company’s debt investments and preferred equity investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have interests in real estate similar to the interests described above. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2019 and December 31, 2018, all investments are considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

Note 4 – Consolidated Investments in Real Estate

The following table presents the Company’s consolidated acquisitions of real estate during the six months ended June 30, 2019:

			Contract		Real Estate
Description of		Ownership	Purchase	Terms of	Acquisition
Property	Date acquired	Percentage	Price	Payment	Costs (a)
			(in thousands)		(in thousands)
La Privada Apartments	May 31, 2019	100.0%	$11,700	Cash, assumed	$441
El Paso, TX				liabilities of $170,367

Totals for 2019			$11,700		$443

(a)	Capitalized as part of the acquisition and includes related party costs of $351,000.

MogulREIT I, LLC

Notes to Consolidated Financial Statements

June 30, 2019

(unaudited)

The following table details the allocation of the purchase price for the Company’s acquisitions of real estate during the six months ended June 30, 2019 (amounts in thousands):

			Site	Intangible
			Improvements	Lease
Description of Property	Land	Building	and FF&E	Asset	Total
La Privada Apartments	$2,550	$7,972	$1,333	$286	$12,141
El Paso, TX
Totals for 2019	$2,550	$7,972	$1,333	$286	$12,141

As of June 30, 2019, the amortization period for the intangible lease asset is three months.

At June 30, 2019, accumulated amortization of intangible lease asset was $95,210.  For the six months ended June 30, 2019, the Company recognized amortization expense of $95,210 relating to the amortization of intangible lease asset, which is included in depreciation and amortization expense. The unamortized balance of intangible lease asset at June 30, 2019 was $190,419.

Minimum Future Rents

The rental properties owned at December 31, 2018 and 2017 are principally leased under 12-month operating leases with certain tenant renewal rights.

Note 5 – Mortgage Payable

The following table details the mortgage payable, net, balances per the consolidated balance sheet:

June 30, 2019 (in thousands)
Mortgages payable, gross	$10,070
Unamortized deferred financing costs	(196)
Mortgages payable, net	$9,874

Scheduled principal repayments during the next five years and thereafter are as follows:

Year Ending December 31,	June 30, 2019 (in thousands)
2019	$-
2020	-
2021	-
2022	-
2023	-
Thereafter	10,070
Total	$10,070

The details of the Mortgage payable are as follows:

La Privada

MogulREIT I, LLC

Notes to Consolidated Financial Statements

June 30, 2019

(unaudited)

The mortgage loan of La Privada was originated on May 31, 2019 by Argentic Real Estate Finance LLC in the amount of $10,070,000 with an initial funding of $10,070,000.  $2,356,450 of the mortgage loan is held in lender-controlled escrow subaccounts for taxes, insurance, replacement reserves and a  loan earnout, which amount is included in “escrow, deposits and other assets” on the consolidated balance sheet.  The outstanding balance as of June 30, 2019 was $10,070,000.  The mortgage loan has a fixed interest rate of 4.89%.  The mortgage loan is interest only until the maturity date of June 6, 2029.

Note 6 – Related Party Borrowings

During the period from January 1, 2019 to June 30, 2019, the Company entered into an unsecured promissory note on May 29, 2019 in the amount of $2,400,000 at an interest rate equal to the current LIBOR rate plus 2% with an affiliate of the Manager.  The Company paid down $1,400,000 on the loan as of June 30, 2019.  The proceeds from the loan were used to finance the purchase of an investment.  The remaining balance of $1,000,000 was repaid on July 1, 2019.

During the period from January 1, 2018 to June 30, 2018, the Company entered into an unsecured promissory note on April 23, 2018 in the amount of $300,000 at an interest rate of 3.88% with an affiliate of the Manager.  The proceeds from the loan were used to finance the purchase of an investment.   The loan was fully repaid on April 30, 2018, along with $223 in accrued interest.

 Note 7 – Related Party Arrangements

RM Adviser, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making investments on behalf of the Company.

The Manager and certain affiliates of the Manager receive fees and compensation in connection with the Company’s public offering,  and the acquisition and management of the Company’s real estate investments.

The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with the Offering. The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection or acquisition of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. See “Note 2 – Summary of Significant Accounting Policies – Organizational, Offering and Related Costs.”

As of June 30, 2019 and December 31, 2018, the Company owed its Manager $80,000 and $89,000, respectively, in deferred offering costs. As of June 30, 2019 and December 31, 2018, $1,437,514 and $1,287,000, respectively, of offering costs were amortized against members’ equity, which represents the ratable portion of proceeds raised to date to the total amount of proceeds expected to be raised from the Offering.

The Company will pay the Manager a monthly asset management fee equal to an annualized rate of 1.00%, which, through September 30, 2017, will be based on our net offering proceeds as of the end of each quarter, and thereafter will be based on our Net Asset Value (“NAV”) at the end of each prior quarter. During the six months ended June 30, 2019

MogulREIT I, LLC

Notes to Consolidated Financial Statements

June 30, 2019

(unaudited)

and 2018, $253,076 and $173,658, respectively, was charged by the Manager. As of June 30, 2019 and December 31, 2018, $44,410 and $39,000, respectively, of asset management fees remained payable.

Realty Mogul, Co. and Realty Mogul Commercial Capital, Co.

The Company will pay either Realty Mogul, Co. or Realty Mogul Commercial Capital, Co. (either of which may be referred to as RM Originator) a servicing fee of 0.50% of the principal balance and accrued interest of each loan for the servicing and administration of certain loans held by the Company. Each RM Originator may decide to enter into a servicing agreement with an unaffiliated third party to service and administer the loans held by the Company, and will pay for any expenses incurred in connection with standard subservicing thereunder out of the servicing fee paid to it by the Company. In addition, an initial set-up fee for each loan will be paid to a RM Originator for each loan it services.  During the six months ended June 30, 2019 and the six months ended June 30, 2018,  $77,391 and $51,589, respectively, was charged by the Manager. As of June 30, 2019 and December 31, 2018, $12,847 and.  $15,000 respectively, remained payable and are included in accounts payable and accrued expenses.

The Company will also pay RM Originator a special servicing fee for any non-performing asset equal to an annualized rate of 1.00%, which will be based on the original value of such non-performing asset. The Manager will determine, in its sole discretion, whether an asset is non-performing. The payment of the special servicing fee shall be in addition to any third party special servicing expenses incurred by the Company, which may include special fees associated with recovery efforts by RM Originator. As of June 30, 2019 and December 31 2018, special servicing fees of $16,036 and $0 respectively have been paid to the Manager.

The Company will pay Realty Mogul Commercial Capital, Co. a buyer broker fee in connection with the acquisition of real estate.  For the six months ended June 30, 2019, a buyer broker fee in the amount of $351,000 was paid to Realty Mogul Commercial Capital, Co. in connection with the acquisition of La Privada.

Realty Mogul, Co.

If the Company has insufficient funds to acquire all or a portion of a loan or other investment, then it may obtain a related party loan from a RM Originator or one of its affiliates on commercially reasonable terms.  Our LLC Agreement authorizes us to enter into related party loans.  Unsecured related party loans that, in the aggregate, do not exceed $20 million and do not carry an interest rate that exceeds the then current applicable prime rate with respect to such loans, can be entered into without the approval of an independent representative.  All other related party loans would require prior approval from an independent representative.  However, neither Realty Mogul, Co. nor its affiliates are obligated to make a related party loan to the Company at any time. See “Note 6 - Related Party Borrowings.”

RM Sponsor, LLC, Shareholder and Sponsor

RM Sponsor, LLC is a shareholder of the Company and holds 250 common shares as of June 30, 2019 and December 31, 2018.

During the six months ended June 30, 2019, the Company’s Chief Executive Officer guaranteed the mortgage loan related to La Privada and was paid a loan guarantee fee in the amount of $100,700.

Executive Officers of our Company and Manager

As of the date of these consolidated financial statements, the executive officers of the Company and the Company’s Manager and their positions and offices are as follows:

MogulREIT I, LLC

Notes to Consolidated Financial Statements

June 30, 2019

(unaudited)

Name	Age	Position
Jilliene Helman	32	Chief Executive Officer, Chief Financial Officer and Secretary
Eric Levy	32	Portfolio Manager
William Wenke	36	General Counsel

Note 8 – Economic Dependency

Under various agreements, the Company has engaged or will engage RM Adviser, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon RM Adviser, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Note 9 – Commitments and Contingencies

Legal Proceedings

As of June 30, 2019, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant.

Note 10 - Subsequent events

Events that occur after the consolidated balance sheet date, but before the consolidated financial statements were available to be issued, must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying consolidated financial statements. Subsequent events which provide evidence about conditions that existed after the consolidated balance sheet date require disclosure in the accompanying notes. Management has evaluated the activity of the Company through September 26, 2019 (the date the consolidated financial statements were available to be issued) and determined that the Company has the following material subsequent events that required disclosure in the notes to the consolidated financial statements.

Distributions Declared

From July 1, 2019 through September 26, 2019, we declared and paid distributions of $339,191.

From July 1, 2019 through September 26, 2019, a total offering cost of $80,160 was reimbursed to the Manager.

Item 4.Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1	Amended and Restated Certificate of Formation
2.2	Second Amended and Restated LLC Agreement
2.3

First Amendment to the Second Amended and Restated LLC Agreement of MogulREIT I, LLC (incorporated by reference to Exhibit 2.3 to the Company’s Offering Statement on Form 1-A/A, filed on January 18, 2019)

4.1	Subscription Package
4.2	Distribution Reinvestment Plan
6.1	Loan Servicing Agreement between MogulREIT I, LLC and Realty Mogul, Co.
6.2	Loan Servicing Agreement between MogulREIT I, LLC and Realty Mogul Commercial Capital, Co.
6.3	License Agreement between MogulREIT I, LLC and Realty Mogul, Co.
6.4	Shared Services Agreement between RM Adviser, LLC and Realty Mogul, Co.
6.5	Master Technology and Services Agreement between RM Technologies, LLC and RM Sponsor, LLC
6.6	Master Loan Purchase Agreement between Realty Mogul, Co. and Realty Mogul Commercial Capital, Co. and MogulREIT I, LLC

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in Los Angeles, California on September 30, 2019.

MOGULREIT I, LLC

By: RM Adviser, LLC, its Manager

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer, Chief Compliance Officer, Chief Financial Officer and Secretary

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

Chief Executive Officer of RM Adviser, LLC
/s/ Jilliene Helman		September 30, 2019
Jilliene Helman	(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)